SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Conclusion of exclusivity agreement for negotiation with Oi Group

TIM PARTICIPAÇÕES SA (“Company” or “TPAR”) (B3: TIMP3; NYSE: TSU) and its wholly-owned subsidiary TIM SA (“Subsidiary” or “TSA”), jointly “TIM”, pursuant to Article 157 of Law 6,404 and the provisions of CVM Instruction n. 358/2002, as changed, in continuity to the Material Facts released in March 10th, 2020, in July 18th, 2020 and in July 27th, 2020, inform its shareholders and the general market what follows:

Due to the revised binding offer submitted to Oi Group in July 27th, 2020 (“Revised Offer”), together with Telefônica Brasil S.A. and Claro S.A. (jointly with TIM, called “Offerors”), Oi Group granted to the Offerors, through the conclusion of an Exclusivity Agreement (“Agreement”) , exclusivity to negotiate, until August 11th, 2020, certain terms and conditions of the Revised Offer.

The Agreement aims (i) to guarantee security and celerity to the ongoing negotiations between the Offerors and the Oi Group and (ii) allow that, once the negotiations between the parties are satisfactorily concluded, the Offerors can, subject to the necessary authorizations by Oi Group, be pre-qualified as “stalking horse” (first proponent), in the competitive process for sale of the mobile telephony assets held by Oi Group, thus assuring them the right to top other proposals received in the referred process.

The Agreement provides for its automatic renewal for equal and successive periods, unless otherwise indicated by either party.

TIM will keep its shareholders and the market duly informed of the status of the process related to the Revised Offer, pursuant to ICVM 358 and applicable law.

Rio de Janeiro, August 7th, 2020.

TIM Participações S.A. / TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 7, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.